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TransCanada

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From: Nicole Folwell, Corporate Secretarial Department

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Date: April 6, 2004 Time: 4:55 PM MST

Number of Pages (including Cover) 3

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

"TransCanada Corporation Receives Court of Appeal Decision"

dw 4/8

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S:\Corporate_Secretary\CONTINUOUS_DISCLOSURE_PRESS_RELEASES\fax_covers\FAX_TSE_NYSE_SEC.DOC

TransCanada
In business to deliver

NewsRelease

TransCanada Corporation Receives Court of Appeal Decision

CALGARY, Alberta – April 6, 2004 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation has received the decision of the Federal Court of Appeal dismissing TransCanada's appeal of the National Energy Board's (NEB) RH-R-1-2002 Decision. The Court's decision has no impact on TransCanada's reported earnings for 2001, 2002, or 2003. The Court's decision provides valuable clarification regarding the consideration of consumer interests in the determination of cost of capital.

"TransCanada is disappointed the Court dismissed our appeal. We would have appreciated an opportunity to revisit the Fair Return Decision with the National Energy Board," said Hal Kvisle, TransCanada's chief executive officer. "We are encouraged the Court accepted our argument that consumer interests should not be a factor in the determination of a fair return. We believe this is an important clarification that will be relevant in future regulatory proceedings."

The decision does not change TransCanada's belief that the NEB's current rate of return formula (in place since 1995, tying the awarded return on equity to long-term Canada bond rates) is no longer optimal and that the return on capital TransCanada has been awarded by the formula does not fully account for the company's business risks.

TransCanada will continue to pursue a fair return in the 2004 Tolls and Tariff Application for its Canadian Mainline. TransCanada is asking the NEB to approve an 11 per cent return on a 40 per cent deemed common equity.

In June 2001, TransCanada filed its Fair Return application with the NEB, seeking approval of an after tax weighted average cost of capital (ATWACC) of 7.5 per cent (equivalent to a rate of return on common equity of 12.5 per cent on deemed common equity of 40 per cent).

In June 2002, the NEB released its Fair Return (or RH-4-2001) Decision which maintained the NEB's rate of return formula and rejected the ATWAAC methodology. As a result, TransCanada earned a return on common equity for the Canadian Mainline of 9.61 per cent for 2001 and 9.53 per cent for 2002. The NEB increased the Mainline's deemed common equity ratio from 30 to 33 per cent. TransCanada subsequently requested the NEB review and vary its RH-4-2001 Decision.

In February 2003, the NEB issued RH-R-1-2002 decision denying TransCanada's request for a review and variance of the Fair Return Decision. In March 2003, TransCanada filed an application with the Federal Court of Appeal for leave to appeal the NEB's Review and Variance decision. The appeal was heard in February 2004.

TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these businesses. TransCanada's network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. TransCanada's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit TransCanada on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Hejdi Feick / Kurt Kadatz	(403) 920-7859
Investor & Analyst Inquiries:	David Moneta / Debbie Stein	(403) 920-7911

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SUBADDRESS	
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ST. TIME	04/06 17:46
USAGE T	01'09
PGS.	3
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